REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE BRITISH COLUMBIA SECURITIES ACT
 SECTION 176 OF THE ALBERTA SECURITIES ACT
SECTION 101 OF THE ONTARIO SECURITIES ACT

1.	Name and address of Offeror:

Alexander H. Lenec, of 401-6020 Yew Street, Vancouver, BC V6M 3Y9.

2.

The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Mr. Lenec today acquired indirect beneficial ownership and control of 400,000 common shares in the capital of Evolving Gold Corporation (“Evolving”). These securities represented 3.75% of the 10,669,842 issued and outstanding common shares of Evolving, immediately following the issuance of the 400,000 common shares of Evolving.

3.

The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Immediately following the acquisition of the 400,000 shares detailed above, Mr. Lenec held, directly and indirectly, 1,353,516 common shares of Evolving and held, directly and indirectly, warrants to purchase a further 475,016 common shares of Evolving. These securities represent an aggregate of 1,828,532 common shares or 16.41% of the then 11,144,858 issued and outstanding shares of Evolving assuming exercise of all of the warrants held, directly or indirectly, by Mr. Lenec and assuming no other share issuances by Evolving.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control:

Mr. Lenec has ownership and control over a total of 1,353,516 common shares of Evolving and warrants to acquire a further 475,016 common shares of Evolving or 16.41% of the then 11,144,858 issued and outstanding shares of Evolving assuming exercise of all of the warrants held, directly or indirectly, by Mr. Lenec and assuming no other share issuances by Evolving.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The shares and warrants of Evolving acquired by Mr. Lenec which gave rise to the requirement for the filing of this report were not acquired through the facilities of a market. Rather, they were acquired indirectly by Mr. Lenec under the property option transaction.

6.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities were acquired for investment purposes. Mr. Lenec may acquire further securities of Evolving in the future.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Not applicable

8.	The names of any joint actors in connection with the disclosure required by this report:

The 400,000 shares being the subject of this report were aquired by Golden Sands Exploration Inc., of Vancouver, British Columbia, a company controlled by Mr. Lenec.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

Mr. Lenec indirectly acquired the 400,000 shares under the terms of a property option agreement. Using the last closing market price of July 7, 2006 of $0.33 the aggregate value of the 400,0000 common shares would be $132,000.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

DATED July 7, 2006

“Alexander Lenec”
Alexander Lenec